Mail Stop 3030

January 23, 2009

Paul J. Reilly
Senior Vice President and Chief Financial Officer
Arrow Electronics, Inc.
50 Marcus Drive
Melville, New York 11747

>**Re:** **Arrow Electronics, Inc.**
>**Form 10-K for the fiscal year ended December 31, 2007**
>**Filed February 8, 2008**
>**Form 10-Q for the quarter ended September 30, 2008**
>**File No. 001-04482**

Dear Mr. Reilly:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant